                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                                 August 23, 2006

                           HANAROTELECOM INCORPORATED
                            (Name of the Registrant)

            17-7, Yeoido-dong, Yeongdeungpo-gu, Seoul, 150-874, Korea
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                               Yes       No   X
                                   -----    -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                               Yes       No   X
                                   -----    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No   X
                                   -----    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______)

TABLE OF CONTENTS

     SIGNATURES

     EXHIBIT INDEX

     EX-99.1 Interim report for the period from January 1, 2006 through June 30,
             2006
     hanarotelecom incorporated (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a corporate disclosure relating to the Company's interim report for the period from January 1, 2006 through June 30, 2006, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on August 14, 2006

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HANAROTELECOM INCORPORATED


Date: August 23, 2006                   By: /s/ Janice Lee
                                            ------------------------------------
                                        Name: Janice Lee
                                        Title: Senior Executive Vice President
                                               and Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     ------------
Exhibit 99.1:   Interim report for the period from January 1, 2006 through
                June 30, 2006